                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)


                              Calico Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    129897104
                     ---------------------------------------
                                 (CUSIP Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:

                      [ ]   Rule 13d - 1(b)
                      [ ]   Rule 13d - 1(c)
                      [X]   Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

-------------------                                         -----------------
CUSIP NO. 129897104                    13G                  Page 2 of 5 pages
-------------------                                         -----------------

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William G. Paseman
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
        NOT APPLICABLE                                                   (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      3,742,400
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   6,300
          BENEFICIALLY         -------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    3,742,400
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      6,300
--------------------------------------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,748,700
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
        [ ] N/A
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        11.2%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

-------------------                                         -----------------
CUSIP NO. 129897104                    13G                  Page 3 of 5 pages
-------------------                                         -----------------


ITEM 1.

        (a)    Name of Issuer:  Calico Commerce, Inc.

        (b)    Address of Issuer's Principal Executive Offices:
               333 West San Carlos Street, Suite 300
               San Jose, CA  95110

ITEM 2.

        (a)    Name of Person Filing:  William G. Paseman

        (b)    Address of Principal Business Office or, if none, Residence:

               Calico Commerce, Inc.
               333 West San Carlos Street, Suite 300
               San Jose, CA  95110

        (c) Citizenship: The filing person is a citizen of the United States of America.

        (d)    Title of Class of Securities:  Common Stock

        (e)    CUSIP Number:  129897104

ITEM 3. STATUS OF PERSON FILING:

               Not Applicable

ITEM 4. OWNERSHIP

        (a)    Amount Beneficially Owned:  3,748,700
               Amount owned "beneficially" within the meaning of rule 13d-3: shares; includes shares subject to options exercisable within 60 days of December 31, 1999.

        (b)    Percent of Class:
               11.2%, based on 33,570,720 shares outstanding as of January 31, 2000 as reported in the Report on Form 10-Q for the quarter ended on December 31, 1999.

        (c)    Number of shares as to which such person has:
               (i)    sole power to vote or to direct the vote: 3,742,400
               (ii)   shared power to vote or to direct the vote:  6,300(1)

---------------
(1) 2,100 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Katherine Paseman Trust DTD 9/16/99, 2,100 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Raymond Paseman Trust DTD 9/16/99 and 2,100 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Sabrina Paseman Trust DTD 9/16/99

                               Page 3 of 5 pages

-------------------                                         -----------------
CUSIP NO. 129897104                    13G                  Page 4 of 5 pages
-------------------                                         -----------------


               (iii)  sole power to dispose or to direct the disposition of:
               3,742,400

               (iv)   shared power to dispose or to direct the disposition of:
               6,300(2)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP

               Not Applicable.

ITEM 10. CERTIFICATION

               Not applicable.


--------
(2) 2,100 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Katherine Paseman Trust DTD 9/16/99, 2,100 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Raymond Paseman Trust DTD 9/16/99 and 2,100 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Sabrina Paseman Trust DTD 9/16/99

                               Page 4 of 5 pages

-------------------                                         -----------------
CUSIP NO. 129897104                    13G                  Page 5 of 5 pages
-------------------                                         -----------------


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 1999

                                            /s/ WILLIAM G. PASEMAN
                                            ---------------------------
                                            William G. Paseman




                               Page 5 of 5 pages